UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 2018

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

As previously reported, Akari Therapeutics, Plc (the “Company”) gave notice of the termination of Robert Shaw’s employment by the Company as Chief Legal & Compliance Officer and Company Secretary without cause on December 4, 2017. In connection with his termination, on January 26, 2018, the Company and Mr. Shaw entered into an Employment Separation and General Release Agreement dated January 4, 2018 (the “Separation Agreement”).

Pursuant to the terms of the Separation Agreement, the parties agree that Mr. Shaw’s employment is terminated without cause effective December 4, 2017 (the “Separation Date”), and that he will receive unpaid base salary through January 3, 2018, the Company’s portion of health insurance premiums paid for Mr. Shaw through January 3, 2018 and accrued but unused vacation time and expense reimbursement through the Separation Date. In addition, if Mr. Shaw executes the Separation Agreement within 60 days of the Separation Date and does not exercise his right to revoke, the Company agrees to (i) pay Mr. Shaw $445,200 as severance pay, (ii) pay Mr. Shaw $ 10,827, which is an amount equal to the Company’s share of the health insurance premiums paid for Mr. Shaw while he was an employee for a period of twelve (12) months following the Separation Date (in both cases less applicable tax withholdings and deductions) and (iii) subject to the approval of the administrator in accordance with the 2014 Incentive Plan, modify the terms of the outstanding option agreements granted to Mr. Shaw on March 23, 2016 and September 1, 2017 (the “Option Agreements”) such that each tranche of unvested options in the Option Agreements will continue to vest on the same schedules through September 23, 2018. The Separation Agreement also contains mutual non-disparagement provisions and a release and covenant not to sue.

The foregoing summary of the Separation Agreement is qualified in its entirety by a copy of the Separation Agreement, a copy of which is filed as Exhibit 10.1 hereto, which is incorporated herein by reference.

The information contained in this report (including the exhibit hereto) is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

10.1	Employment Separation and General Release Agreement dated January 4, 2018 between Akari Therapeutics, Plc and Robert Shaw.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ David Horn Solomon
Name:	David Horn Solomon
Chief Executive Officer

Date: February 1, 2018